FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

                 Notification of Directors' Interests in Shares


BG Group Share Incentive Plan

On 16 April 2004, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 257.25p per share under the terms of the BG Group Share Incentive Plan (SIP). As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.


                      Ordinary Shares            Revised Beneficial Interest
                           awarded on                 in Ordinary 10p Shares
                        16 April 2004



Ashley Almanza                    292                                 31,315

Frank  Chapman                    292                                224,313

William Friedrich                 291                                246,971



Note: The SIP is an Inland Revenue approved all-employee share scheme.
Under the rules of the SIP, partnership shares are awarded to all eligible employees at the lower of the market value at the beginning of the six-month accumulation period and the date the shares are acquired.

BG Group plc
19 April 2004

website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 April 2004                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary